September 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attn: Rebekah Reed / Dietrich King

Re:	Star Fashion Culture Holdings Limited

Registration Statement on Form F-1

Initially Filed on June 14, 2024, as amended

File No. 333-280198

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Star Fashion Culture Holdings Limited that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time, on September 30, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that it intends to distribute approximately 350 copies of the Preliminary Prospectus, dated August 29, 2024, to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CATHAY SECURITIES, INC.

By:	/s/ Xiaoyu (Shell) Li
Name:	Xiaoyu (Shell) Li
Title:	Chief Executive Officer

WESTPARK CAPITAL, INC.

By:	/s/ Jason Stern
Name:	Jason Stern
Title:	Chief Operating Officer